UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

______________

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)*

Boingo Wireless, Inc.

(Name of Issuer)

Common Stock, $.0001 par value per share

(Title of Class of Securities)

09739C102

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐Rule 13d-1(b)
☐Rule 13d-1(c)
☒Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 09739C102	13G	Page 2 of 18

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) New Enterprise Associates 10, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 6,432,960
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 6,432,960
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,432,960
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 09739C102	13G	Page 3 of 18

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) NEA Partners 10, Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 6,432,960
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 6,432,960
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,432,960
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. 09739C102	13G	Page 4 of 18

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Michael James Barrett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 6,432,960
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 6,432,960
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,432,960
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 09739C102	13G	Page 5 of 18

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Peter J. Barris
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 6,432,960
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 6,432,960
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,432,960
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 09739C102	13G	Page 6 of 18

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) C. Richard Kramlich
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 6,432,960
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 6,432,960
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,432,960
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 09739C102	13G	Page 7 of 18

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Charles W. Newhall III
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 6,432,960
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 6,432,960
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,432,960
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 09739C102	13G	Page 8 of 18

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Mark W. Perry
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 6,432,960
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 6,432,960
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,432,960
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 09739C102	13G	Page 9 of 18

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Scott D. Sandell
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF	5	SOLE VOTING POWER 0
SHARES BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 6,432,960
EACH REPORTING PERSON	7	SOLE DISPOSITIVE POWER 0
WITH:	8	SHARED DISPOSITIVE POWER 6,432,960
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,432,960
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 19.4%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 09739C102	13G	Page 10 of 18

Schedule 13G

Item 1(a).	Name of Issuer: Boingo Wireless, Inc.

Item 1(b).	Address of Issuer’s Principal Executive Offices: 10960 Wilshire Blvd., Suite 800, Los Angeles, California 90024.

Item 2(a).
Names of Persons Filing:  New Enterprise Associates 10, Limited Partnership (“NEA 10”); NEA Partners 10, Limited Partnership, which is the sole general partner of NEA 10 (“NEA Partners 10”); M. James Barrett (“Barrett”), Peter J. Barris (“Barris”), C. Richard Kramlich (“Kramlich”), Charles W. Newhall III (“Newhall”), Mark W. Perry (“Perry”) and Scott D. Sandell (“Sandell”) (collectively, the “Individual General Partners”) who are the individual general partners of NEA Partners 10.  The persons named in this paragraph are referred to individually herein as a “Reporting Person” and collectively as the “Reporting Persons.”

Item 2(b).
Address of Principal Business Office or, if None, Residence: The address of the principal business office of NEA 10, NEA Partners 10 and Newhall is New Enterprise Associates, 1954 Greenspring Drive, Suite 600, Timonium, MD 21093.  The address of the principal business office of Kramlich, Perry and Sandell is New Enterprise Associates, 2855 Sand Hill Road, Menlo Park, California 94025.  The address of the principal business office of Barris and Barrett is New Enterprise Associates, 5425 Wisconsin Ave., Suite 800, Chevy Chase, MD 20815.

Item 2(c).	Citizenship: Each of NEA 10 and the NEA Partners 10 is a limited partnership organized under the laws of the State of Delaware. Each of the Individual General Partners is a United States citizen.

Item 2(d).	Title of Class of Securities: Common Stock, $.0001 par value (“Common Stock”).

Item 2(e).	CUSIP Number: 09739C102.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

(a)
Amount Beneficially Owned:  NEA 10 is the record owner of 6,432,960 shares of Common Stock as of December 31, 2011 (the “NEA 10 Shares”).  As the sole general partner of NEA 10, NEA Partners 10 may be deemed to own beneficially the NEA 10 Shares.  As the individual general partners of NEA Partners 10, the sole general partner of NEA 10, each of the Individual General Partners may also be deemed to own beneficially NEA 10 Shares.

(b)
Percent of Class:  See Line 11 of cover sheets.  The percentage set forth on the cover sheet for each Reporting Person is calculated based on 33,193,054 shares of Common Stock reported by the Issuer to be outstanding as of November 7, 2011 on Form 10-Q filed with the Securities and Exchange Commission on November 10, 2011.

(c)	Number of shares as to which such person has:

CUSIP No. 09739C102	13G	Page 11 of 18

(i)	sole power to vote or to direct the vote: See Line 5 of cover sheets.

(ii)	shared power to vote or to direct the vote: See Line 6 of cover sheets.

(iii)	sole power to dispose or to direct the disposition of: See Line 7 of cover sheets.

(iv)	shared power to dispose or to direct the disposition of: See Line 8 of cover sheets.

Each Reporting Person disclaims beneficial ownership of such shares of Common Stock except for the shares, if any, such Reporting Person holds of record.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.  The Reporting Persons expressly disclaim membership in a “group” as used in Rule 13d-5(b).

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.  This Schedule 13G is not filed pursuant to Rule 13d-1(b) or Rule 13d–1(c).

Material to be Filed as Exhibits.

Exhibit 1 – Agreement regarding filing of joint Schedule 13G.

Exhibit 2 – Power of Attorney regarding Schedule 13G filings.

CUSIP No. 09739C102	13G	Page 12 of 18

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:        February 13, 2012

NEW ENTERPRISE ASSOCIATES 10,
LIMITED PARTNERSHIP

By:	NEA PARTNERS 10, LIMITED PARTNERSHIP
General Partner

By:	* Charles W. Newhall III General Partner

NEA PARTNERS 10, LIMITED PARTNERSHIP

By:	* Charles W. Newhall III General Partner

* Michael James Barrett

* Peter J. Barris

* C. Richard Kramlich

* Charles W. Newhall III

* Mark W. Perry

* Scott D. Sandell

CUSIP No. 09739C102	13G	Page 13 of 18

*By: /s/ Louis S. Citron Louis S. Citron As attorney-in-fact

This Schedule 13G was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. 09739C102	13G	Page 14 of 18

EXHIBIT 1
AGREEMENT

Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, the undersigned hereby agree that only one statement containing the information required by Schedule 13G need be filed with respect to the ownership by each of the undersigned of shares of stock of Boingo Wireless, Inc.

EXECUTED this 13th day of February, 2012.

NEW ENTERPRISE ASSOCIATES 10,
LIMITED PARTNERSHIP

By:	NEA PARTNERS 10, LIMITED PARTNERSHIP
General Partner

By:	* Charles W. Newhall III General Partner

NEA PARTNERS 10, LIMITED PARTNERSHIP

By:	* Charles W. Newhall III General Partner

* Michael James Barrett

* Peter J. Barris

* C. Richard Kramlich

* Charles W. Newhall III

* Mark W. Perry

* Scott D. Sandell

CUSIP No. 09739C102	13G	Page 15 of 18

*By: /s/ Louis S. Citron Louis S. Citron As attorney-in-fact

This Agreement was executed by Louis S. Citron on behalf of the individuals listed above pursuant to a Power of Attorney, a copy of which is attached as Exhibit 2.

CUSIP No. 09739C102	13G	Page 16 of 18

EXHIBIT 2

POWER OF ATTORNEY

KNOW ALL MEN BY THESE PRESENTS, that the undersigned hereby constitutes and appoints Charles W. Newhall III, Louis S. Citron, Eugene A. Trainor III, Timothy Schaller and Shawn Conway, and each of them, with full power to act without the others, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all instruments, certificates and documents that may be necessary, desirable or appropriate to be executed on behalf of himself as an individual or in his capacity as a direct or indirect general partner, director, officer or manager of any partnership, corporation or limited liability company, pursuant to section 13 or 16 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and any and all regulations promulgated thereunder, and to file the same, with all exhibits thereto, and any other documents in connection therewith, with the Securities and Exchange Commission, and with any other entity when and if such is mandated by the Exchange Act or by the Financial Industry Regulatory Authority, granting unto said attorney-in-fact full power and authority to do and perform each and every act and thing necessary, desirable or appropriate, fully to all intents and purposes as he might or could do in person, thereby ratifying and confirming all that said attorney-in-fact, or his substitutes, may lawfully do or cause to be done by virtue hereof.

IN WITNESS WHEREOF, this Power of Attorney has been signed as of the 4th day of May, 2009.

/s/ M. James Barrett
M. James Barrett

/s/ Peter J. Barris
Peter J. Barris

/s/ Forest Baskett
Forest Baskett

/s/ Rohini Chakravarthy
Rohini Chakravarthy

/s/ Patrick Chung
Patrick Chung

/s/ Ryan Drant
Ryan Drant

/s/ Shawn Conway
Shawn Conway

/s/ Anthony A. Florence
Anthony A. Florence

/s/ Robert Garland
Robert Garland

/s/ Paul Hsiao
Paul Hsiao

CUSIP No. 09739C102	13G	Page 17 of 18

/s/ Vladimir Jacimovic
Vladimir Jacimovic

/s/ Patrick J. Kerins
Patrick J. Kerins

/s/ Suzanne King
Suzanne King

/s/ Krishna S. Kolluri
Krishna S. Kolluri

/s/ C. Richard Kramlich
C. Richard Kramlich

/s/ Charles M. Linehan
Charles M. Linehan

/s/ Edward Mathers
Edward Mathers

/s/ David M. Mott
David M. Mott

/s/ John M. Nehra
John M. Nehra

/s/ Charles W. Newhall III
Charles W. Newhall III

/s/ Jason R. Nunn
Jason R. Nunn

/s/ Mark W. Perry
Mark W. Perry

/s/ Jon Sakoda
Jon Sakoda

/s/ Scott D. Sandell
Scott D. Sandell

/s/ Peter W. Sonsini
Peter W. Sonsini

CUSIP No. 09739C102	13G	Page 18 of 18

/s/ A. Brooke Seawell A. Brooke Seawell /s/ Eugene A. Trainor III Eugene A. Trainor III /s/ Ravi Viswanathan Ravi Viswanathan /s/ Paul E. Walker Paul E. Walker /s/ Harry Weller Harry Weller